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                              SECURITIES AND EXCHANGE COMMISSION
                                    WASHINGTON, D.C. 20549
                                         FORM N-17f-2

                       Certificate of Accounting of Securities and Similar
                                 Investment in the Custody of
                                Management Investment Companies

                           Pursuant to Rule 17f-2 [17 CFR 270.17f-2]

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1. Investment Company Act File Number:                                       Date examination completed

       811-8918                                                              August 31, 2002
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2. State identification Number:  N/A
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
     AL                  AK                  AZ                  AR                  CA                  CO
   ----------------------------------------------------------------------------------------------------------------------------
     CT                  DE                  DC                  FL                  GA                  HI
   ----------------------------------------------------------------------------------------------------------------------------
     ID                  IL                  IN                  IA                  KS                  KY
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     LA                  ME                  MD                  MA                  MI                  MN
   ----------------------------------------------------------------------------------------------------------------------------
     MS                  MO                  MT                  NE                  NV                  NH
   ----------------------------------------------------------------------------------------------------------------------------
     NJ                  NM                  NY                  NC                  ND                  OH
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     OK                  OR                  PA                  RI                  SC                  SD
   ----------------------------------------------------------------------------------------------------------------------------
     TN                  TX                  UT                  VT                  VA                  WA
   ----------------------------------------------------------------------------------------------------------------------------
     WV                  WI                  WY                  PUERTO RICO
   ----------------------------------------------------------------------------------------------------------------------------
     Other (specify):
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


3. Exact name of investment company as specified in registration statement:

     The Hirtle Callaghan Trust
     (The Fixed Income Portfolio and The Intermediate Term Municipal Bond Portfolio)
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4. Address of principal executive office (number, street, city, state, zip code):

     Five Tower Bridge, 300 Barr Harbor, Suite 500, West Conshohocken, PA 19428-2970
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INSTRUCTIONS

This Form must be completed by the investment companies that have custody of securities or similar investments.

Investment Company

1. All items must be completed by the investment company.

2. Give this Form to the independent public accountant who, in compliance with Rule 17f-2 under the Act and applicable state law, examines securities and similar investments in the custody of the investment company.

Accountant

3. Submit this Form to the Securities and Exchange Commission and appropriate state securities administrators when filing the certificate of accounting required by Rule 17f-2 under the Act and applicable state law. File the original and one copy with the Securities and Exchange Commission's principal office in Washington, D.C., one copy with the regional office for the region in which the investment company's principal business operations are conducted, and one copy with the appropriate state administrator(s), if applicable.

THIS FORM MUST BE GIVEN TO YOUR INDEPENDENT PUBLIC ACCOUNTANT

                       Report of Independent Accountants

To the Board of Trustees of:

The Hirtle Callaghan Fixed Income Portfolio
The Hirtle Callaghan Intermediate Term Municipal Bond Portfolio

We have examined management's assertion, included in the accompanying Management Statement Regarding Compliance with Certain Provisions of the Investment Company Act of 1940, about The Fixed Income Portfolio and The Intermediate Term Municipal Bond Portfolio (two of the portfolios constituting The Hirtle Callaghan Trust, hereafter referred to as the "Portfolios") and the assertion of Deutsche Bank and Deutsche Asset Management, Inc., custodian and sub-advisor, (collectively "Management's Assertions") about the Portfolios' compliance with the requirements of subsections (b) and (c) of Rule 17f-2 under the Investment Company Act of 1940 (the "Act") as of August 31, 2002. Management is responsible for the Portfolios' compliance with those requirements. Our responsibility is to express an opinion on management's assertion about the Portfolios' compliance based on our examination.

Our examination was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants and, accordingly, included examining, on a test basis, evidence about the Portfolios' compliance with those requirements and performing such other procedures as we considered necessary in the circumstances. Included among our procedures were the following tests performed as of August 31, 2002:

- Count and inspection of all securities located in the vault of Deutsche Bank (the "Custodian") in New York;

- Confirmation of all securities held by institutions in book entry form - The Federal Reserve Bank of New York and The Depository Trust Company. Reconciliation of the depository's position to custodian's record of the aggregate position for all clients, including the Portfolios;

- Confirmation of all securities hypothecated, pledged, placed in escrow, or out for transfer with brokers, pledgees and/or transfer agents;

- Reconciliation of all such securities to the books and records of the Portfolios and the Custodian;

We believe that our examination provides a reasonable basis for our opinion. Our examination does not provide a legal determination on the Portfolios' compliance with specified requirements.

In our opinion, Management's Assertions that the Portfolios were in compliance with the requirements of subsections (b) and (c) of Rule 17f-2 of the Investment Company Act of 1940 as of August 31, 2002 with respect to securities reflected in the investment account of the Portfolios is fairly stated, in all material respects.

This report is intended solely for the information and use of the Board of Trustees, management, and the Securities and Exchange Commission and is not intended to be and should not be used by anyone other than these specified parties.

/s/ PricewaterhouseCoopers LLP

Philadelphia, Pennsylvania
December 18, 2002

                           THE HIRTLE CALLAGHAN TRUST

  300 Barr Harbor Drive, Suite 500, West Conshohocken, PA 19428 (610) 828-7200


December 18, 2002


PricewaterhouseCoopers
Two Commerce Square
2001 Market Street
Philadelphia, PA 19103

Re: The Fixed Income Portfolio and The Intermediate Term Municipal Bond Portfolio of The Hirtle Callaghan Trust: Management Statement Regarding Compliance with Rule 17f-2 under the Investment Company Act of 1940

The Hirtle Callagha Trust us a registered under the Investment Company Act of 1940 ("1940 Act") as an open-end, series, management investment company. As of the date of this representation, The Fixed Income Portfolio and The Intermediate Term Municipal Bond Portfolio (collectively, the "Portfolios" of the Trust are provided with investment advisory services by Deutsche Asset Management, Inc. ("DAMI") and the assets of the Portfolios are maintained in the custody of Bankers Trust Company.

It is our understandinf and belief that DAMI and Bankers Trust Company may be deemed to be "affliated persons" of one another as that term is defined under
Section 2(a)(3) of the 1940 Act. It is our further understanding that, in light of such affliation, (I) the Portfolios may be demmed subject to Rule 17f-2 (Custody of Investments by Registered Management Investment Companies) under the 1940 Act, and (ii) the officers of the Trust may be deemed responsible for assuring that the requirements of subsections (b) and (c) of such Rule 17f-2 are satisfied.

In order to fulfill this responsibility, we have obtained written assurances from Bankers Trust Company and DAMI that state that they have established and continue to maintain a system of effective internal controls complaint with the requirements of subsections (b) and (c) of Rule 17f-2. We have obtained further written assurances from Bankers Trust Company and DAMI that they have performed an evaluation of the custody arrangements relating to each of the Portfolios and determined that such arrangements were in compliance with the requirements of subsections (b) and (c) of Rule 17f-2 with respect to the period indicated below:

                  May 1, 2002 through and as of August 31, 2002

Based on these assuranced, as set forth in the accompanying letter from Bankers Trust Company and DAMI, and solely in reliance on them, the undersigned officers of the Trust hereby represent that the Portfolios were in compliance with the requirements of subsections (b) and (c) of Rule 17f-2 of the Investment Company Act of 1940 for the period May 1, 2002 through and as of August 31, 2002 with respect to securities reflected in the investment account of each such Portfolio.

Sincerely,
The Hirtle Callaghan Trust

/s/ Robert Zion

Robert J. Zion
Vice President and Treasurer
The Hirtle Callaghan Trust

Enclosure

The Hirtle Callaghan Trust
Five Tower Bridge
300 Barr Harbor Drive, Suite 500
West Conshocken,  PA 19428-2970

Re: Custody Arrangements for The Intermediate Term Municipal Bond Portfolio and The Fixed Income Portfolio (collectively, the "Portfolios") of The Hirtle Callaghan Trust ("Trust")

Dear Mr. Zion:

As we have discussed, the Securities and Exchange Commission has, from time to time, taken the position that when custody of the assets of a registered investment company is maintained by an entity that is an affiliated person of such investment company, such investment company may be required to comply with Rule 17f-2 under the Investment Company Act of 1940 (the "1940 Act"). As we have further discussed, Deutsche Asset Management, Inc. ("DAMI"), which provides investment advisory services to each of the Portfolios, may be deemed an affiliate of Bankers Trust Company (the "Bank"), the custodian of each of the Portfolios since their inception. DAMI became an affiliated person of Bank as a result of the acquisition of Bank by Deutsche Bank AG in June of 1999. The Trust has determined that it must comply with Rule 17f-2 under the 1940 Act with respect to each of the Portfolios.

In order to assure the continued ability of the Trust to use the services of DAMI and Bank, and to assure compliance with Rule 17f-2, the undersigned, intending to be legally bound hereby, represent and agree as follows:

1. DAMI and Bank understand and acknowledge that Rule 17f-2 includes certain requirements compliance with which is primarily within the control of Bank. Accordingly, DAMI and Bank hereby represent that they will make every effort to assure that each such requirement is satisfied at all times with respect to US assets in the Portfolios for so long as the Bank remains the custodian of the Portfolios' US assets.

2. DAMI and Bank shall take all reasonable actions, as the Trust may from time to time request, to furnish such information with respect to Bank's activities as the Portfolios' custodian as the Trust's independent public accountants may request, in connection with (i) such accountant's verification of the Portfolios' US securities and similar US investments as required by Rule 17f-2 under the 1940 Act (including but not limited to those examinations required to be conducted with prior notice to Bank, as the Portfolios' custodian), (ii) the preparation of the Trust's registration statement and amendments thereto, (iii) reports to and examinations by the Securities and Exchange Commission, and (iv) the maintenance of records required to be maintained under Rule 17f-2(e) and any related requirements.

3. DAMI and Bank, acknowledge and understand that Hirtle Callaghan & Co., Inc. ("Hirtle Callaghan"), which provides overall investment management services to the Trust, and officers of the Trust (collectively, "Management") have been informed that Management will be asked to represent to the Trust's independent public accountants that, (i) Management has performed an evaluation of the Trust's compliance with subsections (b) and (c) of Rule 17f-2 with respect to the US securities reflected in the investment account of the Trust during the specific periods noted in paragraph 4 below; and (ii) that the Trust was in compliance with the requirements of such subsections throughout such periods in regards to US assets.

4. DAMI and Bank, acknowledge and understand that, in making such representation, Management will be relying upon the assertions as set forth herein, made by DAMI and Bank by the undersigned, and further expressly authorize Management to make such representations based upon the following:

   (i) DAMI and Bank, as an investment adviser and custodian for the Portfolios, are responsible for complying with the requirements of subsections (b) and (c) of Rule 17f-2 "Custody of Investments by Registered Management Investment Companies" of the Investment Company Act of 1940 and for establishing and maintaining effective internal controls to assure such compliance.

   (ii) DAMI and Bank hereby assert that an evaluation of the Portfolios' compliance with the requirements of subsections (b) and (c) of Rule 17f-2 has been performed with respect to US securities and based on this evaluation, we assert that the Portfolios were in compliance with the requirements of subsections (b) and (c) of Rule l7f-2 with respect to US securities reflected in the investment account of the Trust during the period May 1, 2002 through and as of August 31, 2002.

5. DAMI and Bank hereby represent and agree and each of them, shall indemnify and hold harmless the Trust, its officers and each of its Trustees and officers, and Hirtle Callaghan, from any claims, liabilities and expenses (including reasonable attorneys' fees), incurred in connection with the Trust's compliance with subsections (b) or (c) of Rule 17f-2 with respect to US assets, any misrepresentation by DAMI or Bank with respect to the matters to which this letter relates, including, without limitation, assertions made herein and upon which the officers of the Trust have been expressly authorized to rely. In no event shall DAMI or Bank be liable for any consequential or special damages.

   Sincerely,

   Deutsche Bank Trust Company Americas

   /s/ Judson K. LaLonde            Judson K. Lalonde, VP
   --------------------------------
   Authorized Signature

   Deutsche Asset Management, Inc.

   /s/ Alexa DiGiorgio              Alexa DiGiorgio, Director NAFIG
   --------------------------------
   Authorized Signature